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SECU 11023515 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

NOV 29 2011

Washington, DC
105

| SEC FILE NUMBER |
|---|
| ~~8-30944~~ 30994 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Capstone Asset Planning Company**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**3700 W. Sam Houston Pkwy, Suite #250**
(No. and Street)

| **Houston** | **Texas** | **77042** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Carla Homer , Treasurer** **713-243-6757**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**UHY LLP**
(Name – *of individual, state last, first, middle name*)

| **12 Greenway Plaza, Suite 1202** | **Houston** | **Texas** | **77046** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

a.s

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Carla Homer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Capstone Asset Planning Company, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

LINDA EDNEY
My Commission Expires
March 31, 2012

Carla Homer
Signature

Treasurer
Title

Linda Edney
Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report (separately bound).
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE ASSET PLANNING COMPANY
FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

# CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, 12th Floor
Houston, TX 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

# Independent Auditors' Report

To the Board of Directors
Capstone Asset Planning Company
Houston, Texas

We have audited the accompanying statement of financial condition of Capstone Asset Planning Company ("CAPCO") as of September 30, 2011, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of CAPCO. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As described in Note C to the financial statements, CAPCO has several transactions and relationships with affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPCO as of September 30, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
November 21, 2011

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 177,852 |
| Accounts receivable - trade | | 35,011 |
| Prepaid expenses | | 667 |
| TOTAL ASSETS | $ | 213,530 |
| | | |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| LIABILITIES | | |
| Accounts payable | $ | 20,902 |
| Accrued expenses | | 20,046 |
| Due to affiliate - parent | | 7,582 |
| TOTAL LIABILITIES | | 48,530 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDER'S EQUITY | | |
| Capital stock - common, $5 par value; 5,000 shares authorized, issued and outstanding | | 25,000 |
| Additional paid-in capital | | 110,000 |
| Retained earnings | | 30,000 |
| TOTAL STOCKHOLDER'S EQUITY | | 165,000 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 213,530 |

See accompanying notes to financial statements.

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2011

| | | |
|---|---|---|
| INCOME | | |
| Fee income | $ | 435,632 |
| EXPENSES | | |
| Commissions and other fees | | 238,145 |
| Administrative services fees | | 135,340 |
| Regulatory fees | | 34,453 |
| Professional fees | | 20,950 |
| Other operating expenses | | 6,744 |
| TOTAL EXPENSES | | 435,632 |
| INCOME BEFORE INCOME TAXES | | - |
| INCOME TAXES | | - |
| NET INCOME | $ | - |

See accompanying notes to financial statements.

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2011

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at October 1, 2010 | $ 25,000 | $ 110,000 | $ 30,000 | $ 165,000 |
| Net income | - | - | - | - |
| Balance at September 30, 2011 | $ 25,000 | $ 110,000 | $ 30,000 | $ 165,000 |

See accompanying notes to financial statements.

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2011

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | - |
| Changes in operating assets and liabilities: | | |
| Decrease in accounts receivable - trade | | 312 |
| Decrease in prepaid expenses | | 457 |
| Increase in accounts payable | | 3,620 |
| Increase in accrued expenses | | 14,054 |
| Increase in due to affiliate | | 7,227 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 25,670 |
| CASH, beginning of year | | 152,182 |
| CASH, end of year | $ | 177,852 |

See accompanying notes to financial statements.

## NOTE A - NATURE OF OPERATIONS

Capstone Asset Planning Company ("CAPCO") was incorporated in the state of Delaware in 1983 and was issued a Certificate of Authority by the State of Texas on March 15, 1984. It is wholly-owned by Capstone Financial Services, Inc. ("CFS"). CAPCO is a limited broker-dealer registered with the Securities & Exchange Commission ("SEC") under Rule 15c3-3(k)(1) which provides that it must promptly transmit all funds and promptly deliver all securities received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to, customers.

Acting as a distributor primarily for Steward Funds, Inc. ("SFI"), Capstone Series Fund, Inc. ("CSFI") and Capstone Church Capital Fund ("CCCF"), each affiliated investment companies, CAPCO earns both 12b-1 fees and service fees. It also has selling agreements with certain other unaffiliated investment companies.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition: Fees relating to the sale and distribution of registered investment company shares are recorded as earned.

Income Taxes: CAPCO's taxable income and deductions are included in the consolidated federal return filed by CFS. CAPCO calculates its federal income tax liability as if it filed a separate company tax return.

The liability method is used in accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The likelihood of the realization of deferred tax assets is evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

CAPCO follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of September 30, 2011, there were no amounts that had been accrued with respect to uncertain tax positions. It is CAPCO's policy to include any interest or penalties as a component of income tax expense. CAPCO did not incur any interest or penalties.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents: CAPCO considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At September 30, 2011, CAPCO did not have any cash equivalents.

NOTE C - RELATED PARTY TRANSACTIONS

Under a distribution agreement with SFI and CSFI (affiliated investment companies), CAPCO earned 12b-1 fees and service fees of approximately $285,000 for the year ended September 30, 2011. Under a distribution agreement with CCCF (an affiliated investment company), CAPCO earned service and sales fees of approximately $104,200 for the year ended September 30, 2011.

Under a management agreement, CFS provides all management and back office services to CAPCO. CFS also pays certain overhead expenses, as defined in the management agreement. CAPCO pays CFS an administrative services fee monthly and the agreement renews annually, unless terminated by either party. Administrative services fee expense for the year ended September 30, 2011 was $135,340. At September 30, 2011, CAPCO owed $7,582 to its parent, CFS.

NOTE D - NET CAPITAL REQUIREMENTS

CAPCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, CAPCO had net capital of $129,322, which was $104,322 in excess of its required net capital of $25,000. CAPCO's ratio of aggregate indebtedness to net capital was 0.38 to 1. The SEC requirements provide that stockholder's equity may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

NOTE E - SUBSEQUENT EVENTS

CAPCO has evaluated all events subsequent to the financial statements date through the date these financial statements were available to be issued, which was November 21, 2011.

## SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
## OF THE SECURITIES EXCHANGE ACT OF 1934

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2011

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | $ | 165,000 |
| Deductions for non-allowable assets: | | |
| Accounts receivable - trade | | 35,011 |
| Prepaid expenses | | 667 |
| Net capital before haircuts on securities positions | | 129,322 |
| Haircuts on securities | | - |
| NET CAPITAL | $ | 129,322 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition: | | |
| Accounts payable | $ | 20,902 |
| Accrued expenses | | 20,046 |
| Due to affiliate - parent | | 7,582 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 48,530 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum net capital required (6 ⅔ percent of total aggregate indebtedness) | $ | 3,235 |
| Minimum dollar net capital requirement | $ | 25,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 25,000 |
| Net capital in excess of required minimum | $ | 104,322 |
| Ratio: Aggregate indebtedness to net capital | | 0.38 to 1 |

**NOTE**: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in CAPCO's unaudited September 30, 2011 Part IIA FOCUS filing.

See Independent Auditors' Report.

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE II - INFORMATION RELATED TO EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED SEPTEMBER 30, 2011

CAPCO is exempt from the possession, control and reserve requirements pursuant to paragraph (k)(1) of SEC Rule 15c3-3.

See Independent Auditors' Report.